Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:

Omega Commercial Finance Corporation

Registration Statement on Form S-1

Filed with the Securities and Exchange Commission on February 14, 2008 (Registration No. 333-149234)

Request for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, Omega Commercial Finance Corporation (the “Company”) hereby applies for the withdrawal of its original registration statement on Form S-1, File No. 333-149234, which was filed on February 14, 2008 (the “Registration Statement”).

Such withdrawal is requested, as the Company plans to complete its audit for fiscal year 2007 before moving forward with its registration statement. As a result, the Company determined it was appropriate to withdraw the registration statement on Form S-1.

No sales of any of the Company's securities have been completed and the Registration Statement has not been declared effective by the Commission. However, the Company may undertake a private offering in the future in reliance on Securities Act Rule 155(c).

Should you have any comments please contact the Company’s legal counsel, Gregg E. Jaclin, Esq. at  (732) 409-1212.

Very truly yours,

OMEGA COMMERCIAL FINANCE CORPORATION

By: /s/ Jon S. Cummings, IV

Jon S. Cummings, IV

Chief Executive Officer

President, Chairman